FINAL TRANSCRIPT

Conference Call Transcript MT - Mittal Steel Company Press Conference Event Date/Time: Jun. 13. 2006 / 1:30PM CET

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

CORPORATE PARTICIPANTS

Nicola Davidson

Mittal Steel Company - General Manager Communications

Lakshmi Mittal

Mittal Steel Company - Chairman and CEO

Roeland Baan

Mittal Steel Company - Chief Executive Mittal Steel - Europe

Aditya Mittal

Mittal Steel Company - President and CFO

CONFERENCE CALL PARTICIPANTS

Anshuman Daga

Reuters - Media

Simone Pot

BBC - Media

Marc Kosell

Le Monde - Media

David Gow

Guardian Unlimited - Media

Jason Singer

Wall Street Journal - Media

Angela Jameson

The Times - Media

Francine Lacqua

Bloomberg News - Media

PRESENTATION

Nicola Davidson - Mittal Steel Company - General Manager Communications

Ladies and gentlemen, welcome to today's press conference. I'd just like to introduce briefly our speakers to you. Mr. Lakshmi Mittal, Chairman and Chief Executive of Mittal Steel; next to him, Mr. Roeland Bann, Chief Executive of Mittal Steel Europe; next to him, Aditya Mittal, President and Chief Financial Officer of Mittal Steel; and beside him, Bill Scotting, Director of Continuous Improvement. I now have pleasure in handing over the platform to Mr. Mittal.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

Thank you Nicola, and good afternoon ladies and gentlemen. I am very pleased to be here again today. I've been talking to you quite -- too many times -- too many times in the last couple of months. But, today's a very important day for us. Today, as we promised, we are going to share the key elements of our value plan and business plan, which we have shared with Arcelor management and the Board last week. We have promised to all of you and we have promised to the shareholders that once it is shared by the Arcelor -- with the Arcelor and with their Board, we will also share key elements of this business plans to everyone.

So -- and, the idea is to explain where is the real value of Mittal Steel and why this Mittal Steel-Arcelor combination is superior to any other alternative. I have to just -- as usual, I go to the disclaimer.

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Today, we will discuss on five key themes, recent developments in the steel industry, strong fundamentals evident of the steel industry. We have never seen this. Now, we see at least 4.5%, 4% to 5% growth in the steel industry. In foreseeable future, this is opposed to 1% to 1.5% growth, which we have seen till 2002 and 2003. We are seeing increasing steel prices in 2006, which we are going to discuss later in detail. And, we have a very positive short and medium-term outlook about the steel industry.

Then, we are going to discuss Mittal Steel's strong growth in 2006. We have -- we believe that price recovery is going on and it is strong, and the demand is also strong globally. We are going to discuss further price -- further price increase expected in 2006 and first time, we are giving guidance for the year. Our guidance for this year is $7.3 billion EBITDA guidance for 2006.

We have the best [test] portfolio, which can be -- which we can benefit from the different cycles of the steel industry, low cycle and the high cycle, which we are also going to discuss today.

We have compelling growth prospects, profitability, and returns in both mature market and emerging markets. Our share price is having a discount, which is not justified. If you compare it with the peer group, we believe we offer very attractive value for the shareholders.

Then, fourth theme is business plan; where we are going to explain what are the growth potential from existing asset base with a minimum investment program, and we are going also to discuss about some of these projects. And, we will see that our investment program is just $3.5 billion until 2008 while our EBITDA increases from 2006 of $7.3 billion to $9.9 billion. And, if you compare with 2005, which is a base year, our EBITDA increases from $6.6 billion to $9.9 billion with the investment program of only $3.5 billion.

As I said, that this is the superior merger proposal from a best partner in the industry. This is the industry-transforming transaction versus Severstal's reverse takeover by who is a mixed-size regional player. There are clearly more synergies than Severstal. They have declared 500-odd synergies, but it is such a smaller merger. And, we are much larger and much better [assessed] with a much more -- with many more potentially -- potentials to grow. So, we think that we have much more synergies.

Since we have struggled for four months, five months in getting all the regulatory approvals, I am very pleased to inform that we have received all the regulatory approvals today from US, cross-planting and decide so the offer is already valid.

We have offered true premium to all -- Arcelor shareholders, and this transaction definitely offers an unrivalled global footprint and unprecedented scale. And, we have offered a higher offer value for Arcelor shareholders. If you compare value of Mittal Steel offers, it's about EUR55 per share if we value Mittal Steel with the same Severstal on the same basis including synergies and business plan upside.

As I said that, we have a positive steel industry outlook, price recovery confirmed, driven by strong demand globally. We are seeing the -- this future will clear. We have a clear view of 2006. Orders are full. The demand, it is strong. And, we are expecting further price increase in Q2 and Q3.

And, our outlook for Q2, $20 to $30 price increase on the flat products and about $30 price increase in Q3 in the flat products. That is in Europe and North America. And in Asia, we are expecting price increase between $50 to $60 in Q2. If you recall in Q1, the price drop was much higher in Asia, and in Asia, which is now recovering and coming closer to international pricing.

Long products price expected to increase about $30 per ton in Q3. Price -- normally, if you see in the steel industry, price increase impacts come after one quarter because, companies are normally booked for a quarter.

We believe that as we have said, our Q1 results have been better than Q4. It has been better by 17% since we have announced that there will be a price increase in Q2 and Q3. We expect our Q2 operating margins to be better by 25% to 30% compared to Q1. Our volumes are up. Prices are up, and our costs are stable.

If you compare this with 2004, 2005 and 2006, you will see in the 2004, we were at the rate of about $8.7 billion based on the synergies, Kryvorizhstal, ISG and Mittal Steel pro forma. In 2005, we expect -- we see that we had a low cycle, which is rising because we have exposure to Asia, Africa and North America. And if you look at some of our peer companies, they also had a drop in EBITDA margins in 2005.

You can see here, it's given, if you compare with North American and Baosteel in Asia, they have dropped their margin from 19.8% to 11.8% -- in case of North American Company, and 37.9% to 22.9% in case of Baosteel in Asia. So, we were in line with the trend in Asia and Africa. But, if you look at our forecast for 2006, we have forecast for the 2006 $7.3 billion. This is our guidance for 2006, but if you analyze our guidance for the second half of 2006, we are at the rate of about $8.7 billion.

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

We believe that we are the best investment vehicle of choice in the steel industry, capacity of over 75 million tons, good balance between flat and long products, about 60%, 65% flat and 30%, 35% long products. We are one of the most vertically integrated steel companies, 40% self [inaudible] coal, 50% in iron ore at this time, and we have business plan to go up to 80% in iron ore by 2008.

We are clearly the most global company with operations in four continents and it's -- we have very balanced portfolio of assets between North America, Europe and Asia. We are supplier of choice for high-quality steel in North America. We, a couple of weeks back, we got the Supplier of the Year Award from General Motors. We are very proud of that. We are number one in North America, number one in Africa, number one in Central and Western Europe. In 2005, our EBITDA margin, 20%, which is clearly more than Arcelor's EBITDA margin, plus we have had a ROIC of 24%, which is also among the best in the industry.

We have exposure to emerging markets where we see the high growth. We are -- for example, in Western Europe, the growth is almost flat. But, if you look at emerging markets, the markets are growing, so if you look at Asia and Africa. That's why we have projects in Ukraine, Poland, Kazakhstan, and South Africa where we have a low investment with a higher return. We have increased our guidance for 2006. And, we have also potential EBITDA increase in 2008, which we have just talked about.

This is our business plan summary, how we are going to reach $9.9 billion in 2008 and our free cash flow of about $6 billion to $6.2 billion. How are going to reach $9.9 billion? This growth will come from five key areas, low-cost capacity expansion because most of them -- all of them are brownfield projects. There are no greenfield projects.

We are going to improve our value-added mix. We are continuously improving our productivity which we have announced before and we will continue till 2008 at a rate of about 4 to 5%. And this will add to our profit margin. We are going to expand our mining operations. And we will capture synergies between our US operations and Ukrainian operations.

We believe all this growth will bring increased EBITDA and also strong free cash flow. We are giving guidance of about $6 billion of free cash flow in 2008 plus we are saying that all this growth is coming by very low investment program. We are going to invest only $3.5 billion to achieve this.

If you look at -- this is the bridge between our 2005 EBITDA to 2008, and how much we are investing in all those key elements of growth. If you look at brownfield projects we are spending only $1.7 billion, value-added products $1.1 billion, productivity and yield improvement $1.5 million, mining operations $437 million and similarly the synergy is about $413 million between ISG and Kryvorizhstal.

At the same time in our business plan we have also taken price cost squeeze of about $2 billion which has been the trend of the steel industry to arrive about $10 billion of EBITDA. With this I'll hand over to Roeland Baan to discuss about superior merger proposal. Thank you.

Roeland Baan - Mittal Steel Company - Chief Executive Mittal Steel - Europe

I would like to talk about the comparison between Severstal and Mittal and the comparison between the combination of Arcelor-Severstal and Mittal-Arcelor. The first thing to understand is what is Severstal actually representing. It is being portrayed as a global company, an international leader of high-quality automotive products.

When you have a look at what Severstal really is, then start with North America where it was said it has a leading position. Severstal producing 3 million tons of steel in North America is a distant what is it [congruity]. It's less than 5% market share. It really is not a significant position. If you look at Europe where they have a 70% share in Lucchini again you're talking about less than 4 million tons. Shipments were 3.5 million tons last year. A rank eight in Europe against a Mittal Steel rank of number two where we have 20 million tons. North America, of course, needless to say we are by far the number one.

Even in the CIS, home of Severstal, they are ranking number four whereas Mittal is ranking number two. So even in their home turf Mittal Steel represents better assets, larger assets, bigger position, stronger position. And then on top of that we have a position, of course, in Africa where we are by far the number one. If you put it into figures, North America we are the number one producer, 29 million tons, clear technology leader. We have won the technology award two years in a row from Ford and GM.

We took over last year from Arcelor, the Global Supplier of the Year award from General Motors and we realize an average of $680 a ton. If you take Severstal/Rouge, Rouge actually is a rather old plant producing as I said 3 million tons, it is small. It's a narrow strip so it can't even grow

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

into the higher applications. It's struggling to make automotive grade and it has been ranked by its own largest customer as the number four preferred supplied out of five. Realized price about $600 a ton.

So yes I talked to that I would come back to that later, Central Eastern Europe no presence for Severstal. We are the number one producer by far. We have a complete product range and we have a fantastic coke, coking operation that supplies the group worldwide.

Western Europe we are by far the leading company in the high-quality, wire rod, spring steel et cetera with a presence throughout Western Europe. Severstal has shipments last year of 3.5 million tons through Lucchini where they have 70% and on the profitability just to put it into perspective they made a net EUR80 million last year, negligible.

Africa we are the market leader, Severstal no presence. Asia we have a stake in one of the top ten Chinese steelmakers and we have a product, greenfield product in India, Severstal no presence. So if you talk about global footprint of Severstal don't be mistaken, Severstal is basically a good, large operation in Russia and that's it.

Go to the CIS, then we compare because in a lot of the comparisons you see numbers being bandied around but you have to compare like-for-like. If you want to see what Severstal compares to Mittal then you have to take the same assets. So if we take our assets, we report Asia and Africa, then you see that the profitability of Mittal Steel with an EBITDA margin of about 260, $270 a ton is far superior to the $184 a ton Severstal.

Our cost base is far more advantageous than the cost base of Severstal. Now as I said this is as we report Asia/Africa I can't break out the CIS itself but I can tell you that these figures are being pulled down by Africa. Africa has a lower profitability than our CIS operations and slightly higher costs as well.

Product mix, another interesting thing. In the release that Arcelor had this morning it says, "Severstal is a world leader in the production of high, value-added steels." As I talked already about Lucchini and Rouge it will definitely not come from there. But if you look even at the CIS then you see that Severstal has two-thirds of its production into commodity grade hot rolled coil. If you compare it to ourselves we have 50%, over 50% value-added products in [TerMittal], and then we are not talking about again our technology position in North America.

Raw materials, an important issue. Severstal brings raw materials but nowhere near the position that Mittal Steel has. We have about just in the CIS we have 50% more reserves on iron ore and we have on the coking - on the coal we have about the same reserves. So again Severstal is bringing nothing to the table, just looking at the CIS that we don't.

We then look at mining in general, we have a total of 5 billion tons of reserves of iron ore which is more than 2.5 times Severstal's. We have 1.5 billion tons of coal which is again [56%] over Severstal's. So even if you look at the mining side we are far superior and if you can look where we are located, our plants in the Ukraine, in Kazakhstan, are co-located with the mining operations.

Severstal's mining operations are a long way away from the plants and if you look at synergies they are a long way away from the Western European market as well. So again no comparison whatsoever in who is superior. It's clearly Mittal.

You see that as well in the combination with Arcelor. The combination Mittal-Arcelor will create by far the number one company in the world in volume, 3.5 times the number two, with 130 million tons of shipments if you take 2005 production, sorry. Arcelor-Serverstal would do only 70 million tons so we are -- our combination will be 50% larger.

The Severstal-Arcelor combination is not largely, not much larger than Mittal Steel today and given our growth record that is a gap that we will bridge extremely fast. But more importantly we give the balance of the geographical footprint. On profitability, the profitability of the combination of Mittal-Arcelor is about 50% larger than the EBITDA of Severstal-Arcelor.

Balance, geographical, as you know Arcelor is very much boxed into Western Europe, low margins, low growth. The move to get out is correct. They've been looking for this out for a long time. However, Severstal there is not the solution. The combination with Mittal Steel offers far better balance in geography, a far bigger footprint with clearly leading positions in all the main markets and a clear balance of 50/50 almost between developed world and developing world.

The last thing I want to address are synergies. We have said from the start that we see about $1 billion of synergies in the combination with Arcelor, $600 million coming from procurement which is a conservative number, 200 million from marketing, 200 million from manufacturing and process optimization. We have always said this is very conservative. There are many more unquantifiable, additional unquantifiable

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

synergies. Why they are unquantifiable? Because we have not been able to sit down with the Arcelor management amongst others and discuss in detail.

If you look at what they are presenting now with Severstal or with the Dofasco for that matter, for Severstal they perceive EUR500 million of synergies. If you work that back onto a per ton type of synergy they're going to come to about EUR40 a ton of synergies, $40 a ton of synergies, which would work back on our combination to 2.5 billion.

If you take Dofasco they're going at something like $70 a ton of synergies which again would raise the synergy mark even higher for the Arcelor-Mittal connection. And it's very clear that given the density of assets and the quality of the assets and the knowledge that we bring, and that Severstal does not bring that the potential for synergies in the combination with Mittal Steel are far, far bigger than Severstal can deliver. Okay, with that?

Aditya Mittal - Mittal Steel Company - President and CFO

Thank you, good afternoon. It's a pleasure to be here again. I think Roeland did a great job in describing the difference between the Arcelor-Severstal combination from an industrial and strategic perspective versus Mittal-Arcelor. My job is right now is to walk you through it on a value perspective. Clearly we believe our transaction creates more value for the Arcelor shareholder.

But before I do that let me just pause and talk about what we believe has happened. We believe two things. First of all Arcelor has sold itself at a discount to the Mittal Steel offer and secondly to an inferior partner. We believe the discount is 25%. How do we get to these numbers? We looked at the market value of Mordashov's stake in Severstal. We added in the shares you get for contributing its mining assets and you get EUR8 billion. We added a cash payment that is providing to Arcelor and we used a 5 times EBITDA multiple for a stake in Lucchini and you get to a value of EUR9.79 billion.

In return you're getting 300 million shares of Arcelor and that creates an implied value of EUR32.83. That's where the market is. The market did not change the value of Arcelor when it announced the Severstal transaction, and that's the value of the Severstal deal. That's a 25% discount to our offer -- our offer if you use the one month average is at EUR41. And clearly based on the unaffected share price on the 26th of January that's a 70% premium.

But let's look at their analysis on the EUR44 which we believe is a fictitious number and unsubstantiated by the market. They come to EUR44 by using Severstal's historical EBITDA under different accounting standards and multiplying that by 5.6 times. We did the same exercise in our company and we come at much higher value for our shares than what is trading at the market today.

Namely using 5.6 times EBITDA we get 33.4 for Mittal Steel on '05, and using '06 numbers we get 37.5. Adding the cash portion of our offer which is EUR10 per share we get a value between EUR44 to EUR47. Not that we believe that we should be valued at Severstal's multiple. We believe we are a superior company but just as an illustration.

If we use Arcelor numbers, the numbers that they value themselves at again we get EUR36 to EUR40 for our shares which implies EUR46 to EUR50 for our offer. If we use EV per ton that they paid for Severstal that's $1,000 a ton we get a value of 74 for our offer. These values surprisingly all exceed EUR44 and do not include the synergies or the improvements in our business plan.

That's on the next slide. So we took the lowest number on that, on Arcelor's analysis and those are the only three metrics they came up with. And use EUR43.4 number that we get added the value of synergies which is EUR3, added the value of our business plan which is another EUR8 and then we get to a value of EUR55 for our offer as it stands for the Arcelor shareholder.

We believe the Arcelor shareholder understands that, especially the long or the institutional shareholder base. A majority of them wrote a letter to Arcelor board and management a couple of weeks ago. And we are amazed at how Arcelor has not reacted positively to their requests.

We believe - there is a slide missing -- but anyway we believe that if it was so transparent that the Severstal proposal was a better transaction than the Mittal-Arcelor combination there would have been a fair vote. There would have been transparency as to what are the details of the contract. There would have been transparency in terms of what our offer is and the shareholders of the board would have done a comparative evaluation.

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

We believe their approach raises a number of questions. Namely we believe to date there is very limited disclosure on the contribution in kind by Mr. Mordashov. There's no disclosure which has been reviewed by regulators. Number two there is some information on the provisions of the agreement between Arcelor and Mr. Mordashov, but not enough.

We believe there's a loss of control with no premiums. The -- adding a resolution on the 30th we believe obeys the letter but not the spirit of the law. And more interestingly the shareholders have the ability to postpone the vote on the 30th but Arcelor has just announced that if they postpone the meeting on the 30th they will automatically issue shares.

From our perspective, the timetable is designed to deprive shareholders of choice. The voting shares and the way they've structured it increases complexity and does not create transparency. Our offer is simple. It's transparent. It's fair, we have all the regulatory approvals. All we we're requesting is a level playing field.

In terms of the conclusion, I think the question for the Arcelor shareholder. We have the choice. We can create a step change in the steel industry or we can have the imposed defense. Historically the steel industry has not created value. The steel industry is not consolidated enough. The top three iron ore companies control 70% of the market. The top ten automotive 90%. The steel industry needs to consolidate. Our proposal achieves that.

You can see how in the next five to nine years which is significant growth as a combined entity versus the Mittal-Arcelor combination. So from our standpoint clearly we fundamentally alter the steel industry which gives further value for our shareholders as it allows a new rating of the underlying paper of both equities.

So just to conclude very quickly. We believe we offer the most compelling value proposition for both sets of shareholders. We create the undisputed, global market leader. A leader in terms of ethics, in terms of environmental record, in terms of research and development. A well-balanced portfolio, exposed to the whole spectrum of steel products, improved corporate governance, one-share one-vote, significant synergy potential and a significant growth in value creation opportunities. Thank you very much.

Nicola Davidson - Mittal Steel Company - General Manager Communications

We can now open up the floor for questions.

QUESTION AND ANSWER

Unidentified Audience Member
Can we have some more comment why the Arecelor management are so dead against keeping you at bay?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

This is what surprises me also. I think since the beginning of this transaction we have always said that we want to sit down with the Arcelor management to discuss this combination. We want to have a friendly transaction and we want to have a recommended transaction.

Clearly, our proposal is very attractive. We have seen the support from the shareholders. We have seen the 30% or more shareholders asking management of Arcelor for the fair voting process to follow at this time. But good thing is at this time in view of the support from the shareholders Arcelor management has at least looked at our business proposal and have -- and the Board has asked management to initiate some dialogue with us.

So we have moved from a very negative environment to at least a positive environment today. And we hope that this kind of dialogue could lead to a satisfactory conclusion for the shareholders of Arcelor as well as Mittal Steel. Because clearly, this is the best transaction in the steel industry today.

Operator

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

[OPERATOR INSTRUCTIONS]

Unidentified Audience Member

[audio gap] Now there is a change because Arcelor is ready to discuss I think, a little bit, the deal, but they want you to increase the price so it seems like there isn't a [inaudible]. How would you assess the situation, are you ready to increase the price or would you rule it out?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

I think our offer, what we have given today, is the most compelling offer. And this offer, just what Aditya explained, has a value of at least more than EUR44, which Arcelor has been claiming in Severstal's proposal.

If you compare with different metrics you will find that our value for our offer goes up to EUR73 per ton. If you follow Severstal's calculation, our offer is more than EUR43, EUR44 per ton. This does not take into account synergies which we have outlined about $1 billion, this is without discussion.

And perhaps in case of the Severstal and Arcelor there has been discussion, so they have identified EUR500 million of synergies. But in our case there has not been any discussion. So we really don't know what is their actual synergy number.

There are more unquantified synergy numbers also. So we believe that today what proposal we have made is far more attractive than Severstal's proposal.

Unidentified Audience Member
Allow me to follow-up on that. Does it mean that you consider Arcelor's request to raise the price as a smokescreen?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO
I think they have been always finding reasons for not accepting our bid.

Nicola Davidson - Mittal Steel Company - General Manager Communications
Anshuman?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

They were unhappy with the -- their issue in the past and they wanted Arcelor model. Now they have allowed Severstal to take over Arcelor management in this back-door entry. Now they are looking at our proposal as not enough value so I think these are the ways not to allow for shareholders to have a fair voting.

Nicola Davidson - Mittal Steel Company - General Manager Communications
Anshuman?

Anshuman Daga - Reuters - Media

Hello Mr. Mittal. It's Anshuman from Reuters. You've said earlier that the last offer was a compelling offer But the basic question is that Arcelor has now said it's prepared to hold talks. Earlier they were saying no, given the business plan. Now if they recommended the bid to shareholders do you still think there is hope for you to resolve or not, because that seems to be the bone of contention right now, what Arcelor is saying?

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO
I don't think -- until we have this discussion and we know the mind of the management we do not know what are the bone of contention.

Anshuman Daga - Reuters - Media
But right now, in terms for the question back to whether -- unless you all sit down and Arcelor will recommend the bid to shareholders, before that do you see that there will be no further price increase in the offer?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

There is no price increase, we are not talking of any price increase beyond then what we will be announced.

Anshuman Daga - Reuters - Media
And also in terms of this -- is there a timetable for the stocks, because it looks like one-sided now. Arcelor is saying, First it was Mittal Steel saying they were willing to go into talks. And now Arcelor is saying we are willing to go into talks. So is there a timeframe for this next round of talks that you all have done, at all? Or who is going to be at these talks?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO
If you read the announcement from Arcelor, Arcelor Board has mandated the Management Board of the company to have a dialogue with us. And in this -- so we have started -- we have already initiated this move and now I think there will be talks between the management and us very shortly. And you will hear as soon as these talks have concluded.

Anshuman Daga - Reuters - Media
 So is it fair to say that a new round of talks is expected in the coming days?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO
Yes.

Anshuman Daga - Reuters - Media
Thank you.

Unidentified Audience Member
[Inaudible - microphone inaccessible] I wanted to find out what Mittal Steel's reaction would be or what their plans would be if not enough shareholders turn up to -- for the -- [expected] General Meeting on the 30th of June. And they manage to carry through this deal within principle so far before the 11th of July. How would you proceed going forward?

Aditya Mittal - Mittal Steel Company - President and CFO
From our standpoint clearly we have a lot of momentum from the Arcelor shareholder base. They believe that we offer a superior value proposal. Our offer closes on the 5th of July, regardless of the outcome of the vote on the 30th, people can still tender into our offer and we can close the

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

offer and have control over Arcelor. If we have more than 50% of the shares, which are outstanding, which are tendered, automatically the deal with Severstal gets cancelled.

Unidentified Audience Member
But you say that you have a lot of support, but 30% is not 50%.

Aditya Mittal - Mittal Steel Company - President and CFO
Sure but 30% writing a letter is very different from 50% tendering, right. When you have a settlement procedure, it's much easier for people to tender shares rather than write letters to the Board. I think from our perspective, our focus and target from Goldman Sachs and the others who created this initiative was 20%. And suddenly while we were canvassing peoples' support, by the time we tallied the numbers in the night we realized we had 30%.

So the target was not 50%, the target was 20 and we hit 30, which means clearly substantial momentum, we did this over a holiday weekend, over three days, so that's the biggest announcement, i.e. Arcelor-Severstal combination, which clearly does reveal that there is a large group who want a fairer process.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO
And please remember that in Arecelor shareholders meeting attendance is about 30% only. They've never had more than 30-32% attendance.

Unidentified Audience Member
Okay thank you.

Nicola Davidson - Mittal Steel Company - General Manager Communications
Yes, BBC?

Unidentified Audience Member
[inaudible] just to follow-up on that last question, I read somewhere that Mittal was prepared to have a large stake in the Arcelor/Severstal deal if indeed you couldn't get the takeover that you wanted. Is that the position that you would have, that you would have a 30-odd percent stake in an enlarged Arcelor? And would that mean really? Because you've got three parties at the moment, who have are all dead set against each other how would that work?

Aditya Mittal - Mittal Steel Company - President and CFO
From our perspective we're not focused on an Arcelor/Severstal/Mittal combination. We believe the right combination is Arcelor/Mittal --

Operator

[OPERATOR INSTRUCTIONS]

Aditya Mittal - Mittal Steel Company - President and CFO
-- we would not proceed forward.

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Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Unidentified Audience Member
Just to make sure,so you wouldn't accept a 30% stake in a combined company, that wouldn't be satisfactory?

Aditya Mittal - Mittal Steel Company - President and CFO

Yes. Yes. Absolutely right. From our perspective, we're focused on achieving the synergies, transforming the steel industry and we cannot achieve that with a minority position.

Simone Pot - BBC - Media

Hello, [Simone Pot] here from the BBC, can you give us a rough idea of how close you think you are to that 50% level when it comes to the vote at July 5?

Aditya Mittal - Mittal Steel Company - President and CFO
The vote's on the fifth, we'll tell you then.

Simone Pot - BBC - Media

I mean you're speaking all the time to fund managers and shareholders --?

Aditya Mittal - Mittal Steel Company - President and CFO
Yes we are, but we are restricted from a regulatory point of view to reveal identities and for confidentiality purposes, to reveal identities of people who are supporting us and whatnot.

Simone Pot - BBC - Media
Can I ask you, then, maybe obliquely are you quite confident?

Aditya Mittal - Mittal Steel Company - President and CFO

There is [inaudible] right, so we remain confident on our ability to close this transaction.

Roeland Baan - Mittal Steel Company - Chief Executive Mittal Steel - Europe

If I may just add, the choice for the shareholder has been made very, very simple. Either he exchanges control for a position in a 10-million ton company in Russia, or he gets the full offer and the $0.70 premium and is part of the largest steel group in the world. Simple.

Nicola Davidson - Mittal Steel Company - General Manager Communications
Roger?

Unidentified Audience Member
Could I switch the discussion back maybe to your -- some of your figures on EBITDA in your forecast. We were surprised when we looked at the gains that you were seeing from the low-cost brownfield growth and the value-added capacity expansion which amounts to about 2.9 billion

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

over the next three years. So this is more or less indicating a doubling from the figure from last year, with only an incremental increase in capacity and value added. I was wondering if you could explain a little bit more, how you achieved such fantastic numbers?

Aditya Mittal - Mittal Steel Company - President and CFO
Which -- first of all, where did you get the doubling. 2005 EBITDA 6.6, we're forecasting to 9.8. If you look at 2004 we did 8.4 billion so that's a 19% increase compared to our 2004 performance.

Low-cost brownfield growth in line with the market. If you notice in 2005 we had a significant production cut of almost 4 million tons so you have to offset the production cut because we believe the market is strengthening. We also had a fire at one of our primary facilities. So really in 2006 we should be shipping 60 million tons and expect by '08 we should be shipping 66 which is about 10% growth in two, three years which is about 3% which is the average of the steel industry.

In terms of value-add production growth this has been a focus. If you go through the presentation which is there on our website you can see what we have done in various case studies. We have three case studies there, our facility in Kazakhstan, what we've done in the US. What we did in South Africa. And on the value-add production growth we have is in line with what we have done historically and is in line with the market.

A lot of the CapEx is in place. There's a shortage, for example, in Central Europe of high value-added steel. It's being imported. We can take care of that in the US. There's a need for new galvanizing lines, for example, we're doing that in South Africa. There's an increase in automotive production. We're doing that. Some of it is based on market demand and it's based on our historical, our run rates of growth.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

And all this is on our website, page 12, 13 and 14.

Nicola Davidson - Mittal Steel Company - General Manager Communications
[Marc]?

Marc Kosell - Le Monde - Media
[Marc Kosell], Le Monde. Mr. Mittal one thing that's from an observer is the sort of personal battle with Monsieur Dollé. One wonders what did you do to him in the past that he's desperate to get you out of his company?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO
I don't know you have to ask him. We have been -- we have been meeting on various association meetings so we have a good relation personally. But it perhaps has changed in his perspective since we announced this transaction. But in my perspective I am still his friend.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Okay can we switch to David Gow who is on the online call.

Operator

Yes ladies and gentlemen you have a question from David Gow. You may proceed, David.

David Gow - Guardian Unlimited - Media

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Sorry, yes. Yes, as I said, good afternoon from sunny Brussels here. I want to ask precisely about Mr. Dollé, is it the -- it is your intention Mr. Mittal that you should conduct any talks with the management board as set out in the Arcelor statement yesterday with Mr. Dollé himself? Or are you prepared to see -- I hesitate to say lesser figures to conduct the negotiations or the talks.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

As we understand, the talks will be between the management board and our senior management. And, I'm not aware whether Mr. Guy Dollé will be present or not, but at least the discussion is between their management board and us.

David Gow - Guardian Unlimited - Media

Right. But what level would you like it to be at?

Aditya Mittal - Mittal Steel Company - President and CFO

What level would you like it?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

My feeling is that the management board, our senior management is available but do believe if it is at the Kinch level -- Mr. Kinch's level, I'm sure that it will be with me and Mr. Kinch and perhaps Guy Dollé.

David Gow - Guardian Unlimited - Media

Right. Right, could I just ask --.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

I have a dual role, I am the Chairman and the CEO and --.

David Gow - Guardian Unlimited - Media

Yes.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

And Kinch is Chairman and Guy Dollé is the CEO, so I have to have discussions with both of them together to fulfill my role.

David Gow - Guardian Unlimited - Media

That's right. So you fill one and they fill two. But, a -- could I also ask about the -- just a -- a very explicit question about in terms of raising productivity? You mentioned 26,000 job cuts over the next three years. Where would they be, and would there be more in the event of a -- of the combination with Arcelor?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

First of all, let's be clear that we have very clearly announced that Mittal Steel-Arcelor does not bring any additional job cuts.

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

David Gow - Guardian Unlimited - Media

Right.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

Number two, these 26,000 job cuts have earlier been announced by Mittal Steel as part of its various agreement with the European Union as well as with the various unions in our part, and they're all voluntarily retirements. There is no --.

David Gow - Guardian Unlimited - Media

Okay.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

There is no job cuts. It's all part of our agreement with the union, with the society, with the community, with the various governments.

David Gow - Guardian Unlimited - Media

Yes.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

The voluntary retirement schemes have been announced.

David Gow - Guardian Unlimited - Media

Right.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

And employees and employees are ready to volunteer. There's no job cuts. There's no forced job cuts in any of our companies.

David Gow - Guardian Unlimited - Media

Thank you very much, thanks.

Nicola Davidson - Mittal Steel Company - General Manager Communications

[Henry]?

Unidentified Audience Member

Yes, good afternoon. I'm just trying to understand, given that you have already announced you're not going to increase your offer what you might be able to offer tomorrow to sweeten the deal? Is there any chance of increasing the cash part of the bid?

Aditya Mittal - Mittal Steel Company - President and CFO

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Henry, it's a good question. I -- we went through the release of Arcelor and when they point to the areas where we lack in terms of value. If you look at our analysis, we have compared to the Severstal transaction, I think what's important is, for the Arcelor Board and management to understand that we can compare the two transactions. And, when we compared the two transactions, we offer superior value. And, that's going to be the focus of our discussions. We need to make them understand how we offer a better value than the Severstal deal.

Unidentified Audience Member

Given what's transpired up until now, do you feel that that's likely to be a fruitful path?

Aditya Mittal - Mittal Steel Company - President and CFO

Yes. We are going to these discussions with open mind and with complete good faith.

Unidentified Audience Member

Thank you.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Sir?

Unidentified Audience Member

Hello, [inaudible - microphone inaccessible]]. I wondered if you had any idea when you will be meeting them, Arcelor that is? And if, just to clarify, whether Lakshmi, as to whether you are actually going to be there personally? I wasn't quite clear whether you're going to send some delegates or you're going to go yourself?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

I think most likely the management discussions will happen very shortly. It could be either today or tomorrow. And depending on the outcome of this discussion, I'm sure that there will be more meetings to have a better understanding about the business, about the values, about the synergies, about the industrial plan, commercial plan and the social aspects. So, it's an evolving process. It is not that anything has been fixed. So, let us start with this management meeting, and then we'll see how things evolve.

Unidentified Audience Member

[Inaudible - microphone inaccessible]

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

It depends. So, how's the -- how's the development and how the are the discussions going on? And if the discussions are going on in the right direction, I am always available.

Unidentified Audience Member

And --.

Nicola Davidson - Mittal Steel Company - General Manager Communications

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

We'll take --.

Unidentified Audience Member

Sorry, just one more. I was just wondering whether you see another poison pill attempt by Arcelor after this - the Defasco stuff and after Severstal that their strange voting procedures, whether you thought they had anything else on their [space]?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

I don't know. I don't know. Arcelor has always come on with surprise poison pills. We don't know. I hope that this time the discussion is in good faith from both sides.

Nicola Davidson - Mittal Steel Company - General Manager Communications

We'll take two last questions. Jason?

Jason Singer - Wall Street Journal - Media

Yes. I just have two quick questions. First of all, is this release you put out today, is this the sum total of the business plan that you gave to Arcelor earlier this month? And, when I think some Mittal representatives met with Arcelor representatives to discuss the business plan, what were the questions that Arcelor asked? What were their concerns or comments?

And then, I'd also like to clear up -- I'm a little confused as to your point of view on the -- accepting a minority position. Because, I think Mr. Baan has in the past said that possibly, that would be considered. And now, you're saying it's not. Is that not the case?

Roeland Baan - Mittal Steel Company - Chief Executive Mittal Steel - Europe

May I just do that part first? What I've said, when the question came from a journalist was that there is in the offer document, a clause that allows us to waive the threshold, which is true. From that, the journalist concluded that we were prepared to take a minority. Now, that's an interpretation that I've never said. And I think Aditya has been clear enough on what our real position is here.

Aditya Mittal - Mittal Steel Company - President and CFO

Just in terms of what we shared with Arcelor, we shared them with a more extensive document clearly on the business plan and how they can build up the business plan. And, we have sent them more data as well. I would not like to comment on our discussions. We have a confidentiality agreement on a mutual basis. And what's in the public domain is in the public domain, but what's not there is covered by the confidentiality undertaking.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Angela?

Angela Jameson - The Times - Media

Angela Jameson from The Times. As far as I understand, you've based your general assumptions on 2005 prices. Would you say this is unduly aggressive and perhaps when you say -- and perhaps the top of the cycle in 2005?

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

Well, our perspective 2005 was not the highest point of cycle. From our perspective, 2005 was low cycle because of our presence in Asia, Africa and North America. As I said in my presentation if you will see North American Company, also reduced their margin in 2005, Baosteel in Asia was the leader in Asia had also reduced their margin in 2005.

If you look at our 2004 EBITDA based on the same pro forma, it's close to 8 billion -- 7.6 billion, 8.3 billion, close to 8.3 billion. And if you look at our forecast for 2006, 7.3 billion. And if you look at our second half forecast, if you analyze that, it is 8.6 billion. So, you will see that in our case, we are -- our top cycle is not 2005 because of our geographical nature.

And, this is why I say that this combination makes a lot of sense that 2006 is a better year for us. 2005 has been a better year -- 2004 has been a better year for us. 2005 has been a better year for Arcelor. So, this is a steel industry with different cycles and different geographies. That's why this combination makes sense where you have presence in much larger, many more countries with the products and with all the synergies. This is the best combination.

Aditya Mittal - Mittal Steel Company - President and CFO
 If you were to use 2004 or 2006 as a base, our '08 EBITDA numbers would be about $2 billion higher. So, another way of looking at it.

Nicola Davidson - Mittal Steel Company - General Manager Communications
 Okay, one final question from [Francine].

Francine Lacqua - Bloomberg News - Media
 Francine Lacqua, Bloomberg News. We just had a press release by Arcelor saying that, using your hypothesis, it's actually raising its EBITDA forecast to -- for 2008 from EUR7 billion to EUR8.9 billion, and for an Arcelor-Severstal combined EBITDA from EUR10.3 billion to EUR13.1 billion. What's your reaction to that?

Aditya Mittal - Mittal Steel Company - President and CFO

We haven't had a chance to review the release, but from our perspective, we have provided a lot of disclosure. I think there's a 70-page document on our website on our business plan, and more importantly, has been certified by third parties, because we realize that when two companies are giving different numbers, it will always be difficult. We have brought in an [international] consulting firm. They have walked through the pricing assumptions, market-demand assumptions, the cost assumptions. The process has been looked at by our auditors, and they confirmed that all of the numbers that we have here are certified, viewed by them in terms of the accounting policies and procedures we follow internally. So from our point of view, we -- we're very comfortable in what has been achieved.

It's interesting to note when Arcelor announced its value plan, there was a lot of scepticism when they announced it, because there was not enough information backing it. And we haven't seen the release, so I can't comment.

Nicola Davidson - Mittal Steel Company - General Manager Communications

Okay, thank you very much.

Lakshmi Mittal - Mittal Steel Company - Chairman and CEO

Thank you.

Aditya Mittal - Mittal Steel Company - President and CFO

Thank you.

FINAL TRANSCRIPT

Jun. 13. 2006 / 1:30PM CET, MT - Mittal Steel Company Press Conference

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